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FOR IMMEDIATE RELEASE

CONTACTS

VNU USA: Georgina Challis, 212-536-5199
Nielsen Media Research
For Media: Jack Loftus, 212-708-7724
For Investors & Analysts: Eileen O'Connor, 212-708-7745

            VNU N.V. AND NIELSEN MEDIA RESEARCH RECEIVE REQUEST FOR
               ADDITIONAL INFORMATION UNDER HART-SCOTT-RODINO ACT

    NEW YORK, SEPTEMBER 7, 1999--VNU N.V. and Nielsen Media Research, Inc. (NYSE: NMR) announced today that they have received a request for additional information from the Federal Trade Commission (FTC) in the United States. The request was made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with the cash tender offer under which Nielsen Media Research is to become a subsidiary of VNU USA. The definitive merger agreement under which VNU will acquire all of the common stock of Nielsen Media Research was announced on August 16, 1999. Under the Hart-Scott-Rodino Act, the tendered shares cannot be purchased earlier than 10 days after the companies substantially comply with the request from the FTC.

    VNU and Nielsen Media Research stated that they intend to respond promptly to the request for additional information and remain confident that the offer will be completed in the autumn of 1999. The offer continues to be subject to the satisfaction of certain other conditions, including the valid tender of a majority of Nielsen Media Research fully diluted shares outstanding.

    The offer and withdrawal rights are currently scheduled to expire at midnight, New York City time, on Friday, September 17, 1999. Questions and requests for assistance with respect to the offer may be directed to MacKenzie Partners, Inc., the Information Agent for the offer, at (212) 929-5500 (call collect) or (800) 322-2885, or to Merrill Lynch & Co., the Dealer Manager for the offer, at (212) 236-3790 (call collect).

    VNU N.V. is a Netherlands-based international publishing company, whose operations include consumer and professional magazines, newspapers, telephone directories and information services, educational textbooks, marketing information services, trade shows and entertainment. Worldwide, VNU employs approximately 15,000 people and has annual revenues of more than NLG 5.3 billion (EUR 2.4 billion).

    Nielsen Media Research is the leading provider of television audience measurement and related services in the United States and Canada. Its services provide audience estimates for all national program sources, including broadcast networks, cable networks, Spanish language television, and national syndicators. Local ratings services estimate audiences for each of the 210 television markets in the U.S., including electronic metered service in 46 markets. Nielsen Media Research provides competitive advertising intelligence information through Nielsen Monitor-Plus, and Internet usage and advertising information through Nielsen//NetRatings. Additional information is available at HTTP://WWW.NIELSENMEDIA.COM.